March 21, 2016

VIA EDGAR
Michael Volley
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Credit Acceptance Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 12, 2016
File No. 000-20202
Dear Mr. Volley:
This letter is in response to the March 7, 2016 comment letter of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the above referenced annual report on Form 10-K for the fiscal year ended December 31, 2015 of Credit Acceptance Corporation (the “Company”).
Set forth below in bold is the comment from the comment letter followed by the Company’s response.
Form 10-K For the Fiscal Year Ended December 31, 2015
Note 2 – Summary of Significant Accounting Policies – Loans Receivable and Allowance for Credit Losses, page 52

1.
We note your disclosure that an allowance for credit losses is maintained at an amount that reduces the net asset value (dealer loan balance less the allowance) to the value of forecasted future cash flows discounted at the yield established at the time of assignment. Please tell us if you use the yield established at the time of assignment when measuring credit impairment on pools that previously had increased yields due to increases in cash flows expected to be collected arising from changes in estimate after assignment. If yes, please tell us how your policy is consistent with the guidance in ASC 310-30-35-10 and 11. If no, please revise your disclosure in future filings to clarify your credit impairment policies.

We use the yield established at the time of assignment when measuring credit impairment on dealer loans that previously had increased yields due to increases in cash flows expected to be collected arising from changes in estimate after assignment. While our loan accounting policy is analogous to certain concepts within ASC 310-30, we do not believe ASC 310-30 is the authoritative guidance on how to account for our loans. Our policy for measuring impairment is consistent with the approach that was developed and agreed upon among us, our external auditors and the Office of the Chief Accountant Staff in 2005 when we changed our loan accounting methodology, as reflected initially in the restated financial statements the Company filed with the SEC in early 2006. Please refer to the Company’s confirming letter to the Office of the Chief Accountant dated December 16, 2005. Please let us know if you would like us to provide a copy of that letter.
To eliminate language that could be interpreted to indicate that ASC 310-30 is the authoritative guidance for our loan accounting policy, we propose to include in future Form 10-K and Form 10-Q filings the following revised disclosure, in which deletions are stricken and additions are underlined:
Loans Receivable and Allowance for Credit Losses

Consumer Loan Assignment. For legal purposes, a Consumer Loan is considered to have been assigned to us after the following has occurred:

•	the consumer and Dealer have signed a Consumer Loan contract; and

•	we have received the executed Consumer Loan contract and supporting documentation in either physical or electronic form.

For accounting and financial reporting purposes, a Consumer Loan is considered to have been assigned to us after the following has occurred:

•	the Consumer Loan has been legally assigned to us; and

•	we have made a funding decision and generally have provided funding to the Dealer in the form of either an advance under the Portfolio Program or one-time purchase payment under the Purchase Program.

Portfolio Segments and Classes. We are considered to be a lender to our Dealers for Consumer Loans assigned under our Portfolio Program and a purchaser of Consumer Loans assigned under our Purchase Program. As a result, our Loan portfolio consists of two portfolio segments: Dealer Loans and Purchased Loans. Each portfolio segment is comprised of one class of Consumer Loan assignments, ~~which is Consumer Loans with deteriorated credit quality that were originated by Dealers to finance consumer purchases of vehicles and related ancillary products.~~ which is Consumer Loans originated by Dealers to finance purchases of vehicles and related ancillary products by consumers with impaired or limited credit histories.

Dealer Loans.  Amounts advanced to Dealers for Consumer Loans assigned under the Portfolio Program are recorded as Dealer Loans and are aggregated by Dealer for purposes of recognizing revenue and evaluating impairment. ~~We account for Dealer Loans in a manner similar to loans acquired with deteriorated credit quality.~~ We account for Dealer Loans based on forecasted cash flows instead of contractual cash flows. We believe using contractual cash flows would overstate income because, due to the credit quality of the underlying Consumer Loans, we do not expect to collect all of the contractually specified amounts. The outstanding balance of each Dealer Loan included in Loans receivable is comprised of the following:

•	the aggregate amount of all cash advances paid;

•	finance charges;

•	Dealer Holdback payments;

•	accelerated Dealer Holdback payments; and

•	recoveries.
Less:

•	collections (net of certain collection costs); and

•	write-offs.

An allowance for credit losses is maintained at an amount that reduces the net asset value (Dealer Loan balance less the allowance) to the value of forecasted future cash flows discounted at the yield established at the time of assignment. This allowance calculation is completed for each individual Dealer.  ~~The discounted value of future cash flows is~~ Future cash flows are comprised of estimated future collections on the Consumer Loans, less any estimated Dealer Holdback payments. We write off Dealer Loans once there are no forecasted future cash flows on any of the associated Consumer Loans, which generally occurs 120 months after the last Consumer Loan assignment.

Future collections on Dealer Loans are forecasted for each individual Dealer based on the historical performance of Consumer Loans with similar characteristics, adjusted for recent trends in payment patterns. Dealer Holdback is forecasted for each individual Dealer based on the expected future collections and current advance balance of each Dealer Loan. Cash flows from any individual Dealer Loan are often different than estimated cash flows at the time of assignment. If such difference is favorable, the difference is recognized prospectively into income over the remaining life of the Dealer Loan through a yield adjustment. If such difference is unfavorable, a provision for credit losses is recorded immediately as a current period expense and a corresponding allowance for credit losses is established. Because differences between estimated cash flows at the time of assignment and actual cash flows occur often, an allowance is required for a significant portion of our Dealer Loan portfolio. An allowance for credit losses does not necessarily indicate that a Dealer Loan is unprofitable, and seldom are cash flows from a Dealer Loan insufficient to repay the initial amounts advanced to the Dealer.

2.
We note your disclosure on page 4 that you generally pool loans in groups of 100 by dealer. We also note your disclosure that your allowance for credit loss calculation is completed for each individual dealer. For dealers with multiple pools, please tell us if you measure credit impairment at the individual pool level or at the dealer level. If you measure it at the dealer level, please tell us how your policy is consistent with the guidance in ASC 310-30-15-6. If you measure it at the pool level, please revise your disclosure in future filings to clarify your policies. Also, tell us how the fact that pools are cross-collateralized impacts your allowance for credit loss calculation.

For accounting purposes, we have a single loan with each dealer. We measure impairment of that single dealer loan based upon the performance of all of the underlying consumer loans and the related impact on dealer holdback payments. We utilize the term "pool" on page 4 of our Form 10-K to refer to groups of underlying consumer loans. A dealer must close a “pool” (minimum of 100 consumer loans) in order to become eligible for dealer holdback payments and accelerated dealer holdback payments under our program. The amount of these payments, if any, are dependent upon collection performance of all of the dealer's underlying consumer loans, not just those in a given pool. While our loan accounting policy is analogous to certain concepts within ASC 310-30, we do not believe ASC 310-30 is the authoritative guidance on how to account for our loans. Our policy for aggregation is consistent with the approach that was developed and agreed upon among us, our external auditors and the Office of the Chief Accountant Staff in 2005 when we changed our loan accounting methodology, as reflected initially in the restated financial statements the Company filed with the SEC in early 2006. Please refer to the Company’s confirming letter to the Office of the Chief Accountant dated December 16, 2005.

* * * * *
In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the foregoing, please contact me at (248) 353-2700 ext. 4575.
Sincerely,
/s/ Kenneth S. Booth
Kenneth S. Booth
Chief Financial Officer
Credit Acceptance Corporation

cc:    John Spitz, Division of Corporation Finance, U.S. Securities and Exchange Commission
Brett Roberts, Credit Acceptance Corporation

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